Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
Earnings:
(Loss) income from continuing operations before (benefit) provision for income taxes	$(63)	$164	$88	$605	$850	$671
Add:
Fixed charges, net of capitalized interest	279	271	504	521	520	372
Total earnings available for fixed charges	216	435	592	1,126	1,370	1,043
Fixed charges (1):
Interest expense, net	255	228	512	475	555	460
Add back interest income, which is netted in interest expense	1	1	2	1	2	1
Add back gains (losses) on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	(28)	(5)	(72)	(3)	(80)	(123)
Interest expense—subordinated convertible debentures, net	8	7	4	3	—	—
Capitalized interest	—	—	—	—	—	—
Interest component of rent expense	43	40	58	45	43	34
Fixed charges	$279	$271	$504	$521	$520	$372
Ratio of earnings to fixed charges	— (2)	1.6x	1.2x	2.2x	2.6x	2.8x

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(1)
Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

(2)
The ratio coverage was less than 1:1 for the year ended December 31, 2010 due to our loss for the year. We would have had to have generated additional earnings of $63 for the year ended December 31, 2010 to have achieved a coverage ratio of 1:1.